EXHIBIT A
            Partners of Polish Investments Holding L.P.

GENERAL PARTNER:

     Chase Polish Enterprises, Inc. ("CPEI"), a Delaware corporation whose sole stockholders, officers and directors are Arnold L. Chase and Cheryl A. Chase.

LIMITED PARTNER:

     Cable Investments L.P. ("CILP"), a Delaware limited partnership.

GENERAL PARTNER OF CILP:

     CPEI

LIMITED PARTNERS OF CILP:

     Arnold L. Chase

     Cheryl A. Chase

     Sandra Chase Grantor Trust, a trust of which Kenneth N. Musen is the trustee and Sandra M. Chase is the beneficiary.

     Arnold Chase Spray Trust, a trust of which Kenneth N. Musen is the trustee and Arnold L. Chase and his children are the beneficiaries.

     Cheryl Chase Spray Trust, a trust of which Kenneth N. Musen is the trustee and Cheryl A. Chase and her children are the beneficiaries.